

April 22, 2013

<u>Via E-mail</u>
Rick C. Welker
Chief Accounting Officer
Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, Massachusetts 01960

      Re: **Beacon Roofing Supply, Inc.**
               Form 10-K for Fiscal Year Ended September 30, 2012
               Filed November 29, 2012
               File No. 0-50924

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Terence O'Brien

                  Terence O'Brien
                  Accounting Branch Chief